EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Quarter Ended March 27, 2005

(Thousands of Dollars)

Earnings available for fixed charges:
Net loss	(3,713)
Add:
Fixed charges	10,652
Income taxes	488
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Total	7,427
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Fixed charges:
Interest on long-term debt	6,856
Other interest charges	711
Amortization of debt expense	164
Rental expense representative
of interest factor	2,921
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Total	10,652
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Ratio of earnings to fixed charges	0.697
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